# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PAVmed Inc., CIK 0001624326
CUSIP: 70387R502
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 360 MADISON AVENUE, 360 MADISON AVENUE, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 03/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001965743

## Reporting persons
- Tasso Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 912,996; sole dispositive power 0; shared dispositive power 912,996; aggregate amount beneficially owned 912,996 (14.3% of the class)
  Comment: (1) Tasso Partners, LLC owns the shares of common stock of PAVmed Inc. (the "Issuer"); Tasso Capital, LLC is the manager which controls Tasso Partners, LLC and Dana Carrera controls Tasso Capital, LLC. (2) Consists of (i) 912,996 shares of common stock held by the Reporting Person and (ii) 5,365 warrants held by the Reporting Person exercisable for up to 5,365 shares of Series D Preferred Stock at an exercise price of $1,000 per share, each with a stated value of $1,000 and convertible at $6.50 per share into an aggregate of up to 825,385 shares of common stock (which the Issuer may issue directly upon exercise in lieu of the preferred shares), which contain a contractually stipulated 9.99% ownership restriction, which are beneficially owned by Dana Carrera, which is the trustee of GCL Family Trust (the "Trust"), and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. (3) The percentage ownership was calculated based on a denominator which is the sum of 6,383,089 shares of common stock outstanding as of March 27, 2026, as set forth in the Issuer's annual report on Form 10-K filed on March 27, 2026.
- Dana Carrera: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 61,250; shared voting power 912,996; sole dispositive power 61,250; shared dispositive power 912,996; aggregate amount beneficially owned 974,246 (15.3% of the class)
  Comment: (1) Tasso Partners, LLC owns the shares of common stock the Issuer; Tasso Capital, LLC is the manager which controls Tasso Partners, LLC and Dana Carrera controls Tasso Capital, LLC. (2) Shared voting and dispositive power consist of (i) 912,996 shares of Common Stock held by Tasso Partners, LLC and (ii) 5,365 warrants held by Tasso Partners, LLC exercisable for up to 5,365 shares of Series D Preferred Stock at an exercise price of $1,000 per share, each with a stated value of $1,000 and convertible at $6.50 per share into an aggregate of up to 825,385 shares of common stock (which the Issuer may issue directly upon exercise in lieu of the preferred shares), which contain a contractually stipulated 9.99% ownership restriction, which are beneficially owned by Dana Carrera, which is the trustee of the Trust, and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. (3) Sole voting and dispositive power consist of 61,250 shares of common stock owned by the Trust, which are beneficially owned by Dana Carrera, the trustee of the Trust. (4) Aggregate amount beneficially owned consists of (i) 912,996 shares of Common Stock held by Tasso Partners, LLC, and (ii) 61,250 shares of common stock owned by the Trust, which are beneficially owned by Dana Carrera, the trustee of the Trust, and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. (5) The percentage ownership was calculated based on a denominator which is the sum of 6,383,089 shares of common stock outstanding as of March 27, 2026, as set forth in the Issuer's annual report on Form 10-K filed on March 27, 2026.

## Item 1. Issuer
Name of issuer: PAVmed Inc.
Address of issuer's principal executive offices: 360 MADISON AVENUE, 360 MADISON AVENUE, NEW YORK, NEW YORK, 10017.

## Item 2. Person Filing
Name of person filing: This Amendment No. 2 to Schedule 13G is filed on behalf of: (1) Tasso Partners, LLC; and (2) Dana Carrera. The foregoing persons are individually referred to as a "Reporting Person" and hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the initial Schedule 13G filed by the Reporting Persons on February 28, 2025, pursuant to which such Reporting Persons have agreed to such Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act. The filing of this Amendment No. 2 Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is: P.O. Box 503 Rumson, NJ 07760.
Citizenship: Tasso Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dana Carrera is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Tasso Partners, LLC - 912,996 shares of common stock

Dana Carrera - 974,246 shares of common stock
Percent of class:
Tasso Partners, LLC - 14.3%

Dana Carrera - 15.3%
Sole power to vote or to direct the vote:
Tasso Partners, LLC - 0

Dana Carrera - 61,250
Shared power to vote or to direct the vote:
Tasso Partners, LLC - 912,996

Dana Carrera - 912,996
Sole power to dispose or to direct the disposition:
Tasso Partners, LLC - 0

Dana Carrera - 61,250
Shared power to dispose or to direct the disposition:
Tasso Partners, LLC - 912,996

Dana Carrera - 912,996

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Tasso Partners, LLC owns certain Issuer shares; Tasso Capital, LLC is the manager which controls Tasso Partners, LLC and Dana Carrera is the trustee of the Trust and controls Tasso Capital, LLC.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Tasso Partners, LLC: /s/ Dana Carrera, Dana Carrera/Manager of Tasso Capital, LLC, which controls Tasso Partners, LLC (04/14/2026)
- Dana Carrera: /s/ Dana Carrera, Dana Carrera (04/14/2026)